UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
FINAL AMENDMENT
IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))
IRONWOOD MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))
Units of Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
Copy to:

Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

August 28, 2017
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation:	$224,233,782 (20% of 7/31/17 NAV of the Feeder Fund, as defined below) (a)	Amount of Filing Fee:	$25,988.70 (b)

(a)	Calculated as the estimated aggregate maximum purchase price for Units.

(b)	Calculated at $115.90 per 1,000,000 of the Transaction Valuation.
☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,988.70
Form or Registration No.: 005-85874
Filing Party: Ironwood Multi-Strategy Fund LLC
Date Filed: August 28, 2017

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
ITEM 1.	SUMMARY TERM SHEET.
This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on August 28, 2017 by Ironwood Multi-Strategy Fund LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase Units of Limited Liability Company Interest (“Units”) in the Fund for either cash or in an exchange of Units of Ironwood Institutional Multi-Strategy Fund, LLC (the “Master Fund”) outstanding as of December 31, 2017 held by the Feeder Fund in an aggregate amount up to 20% on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 28, 2017.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Units in the Fund (“Members”) that desired to tender Units for a cash repurchase were required to submit their tenders by 11:59 p.m., Eastern Standard Time, on September 27, 2017 and Members that desired to tender Units in exchange for Master Fund Units were required to submit their tenders by 11:59 p.m., Eastern Standard Time, on December 15, 2017.

2.   50,128.859 Units were validly tendered for cash and 1,107.19 Units were validly tendered in exchange for units of the Master Fund and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.   The net asset value of the Units tendered for cash pursuant to the Offer was calculated as of December 31, 2017 in the amount of $55,667,132.20 and the net asset value of the Units tendered in exchange for units of the Master Fund pursuant to the Offer was calculated as of December 31, 2017 in the amount of $1,229,507.65.

4.   The payment of the purchase price of the Units or portions of Units tendered was paid in accordance with the terms of the Offer to each Member whose tender was accepted by the Fund. For Members who tendered for cash or tendered partially in cash and partially in kind and did not tender all of their Units, the Fund paid the Members 100% of the Members’ unaudited net asset value of the Units tendered. Cash payments in the amount of the unaudited net asset value of the Units tendered were wired to the account(s) designated by such Members in their Letters of Transmittal on or about January 25, 2018.  For Members who tendered all of their Units for cash, the Fund paid the Members 95% of the Members’ unaudited net asset value of the Units tendered on or about January 25, 2018 (the “Initial Payment”). The Fund will also pay the Members who tendered for cash a payment (the “Subsequent Payment”) equal to the excess of (1) the net asset value of the Units tendered and purchased as of December 31, 2017 over (2) the Initial Payment. The Subsequent Payment will be paid following the later of April 30, 2018 and any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members. For Members who tendered in exchange for units of the Master Fund, the Fund distributed to such Members Master Fund Units valued as of December 31, 2017 in an amount equal to the value of the Member’s Units as of the same date. The Board, in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of the repurchase at earlier dates than those otherwise listed here.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.
IRONWOOD MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT
as investment adviser

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

February 5, 2018